                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006.

                        Commission File Number 000-51559

                                 STEALTHGAS INC.
                 (Translation of registrant's name into English)

               331 Kifissias Avenue Erithrea 14561 Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Attached hereto as Exhibit 99.1 is a copy of the new credit facility entered into by StealthGas Inc. with Fortis Bank N.V./S.A. on May 17, 2006. This new credit facility, which replaces the existing $50.4 million credit facility with
Fortis Bank N.V./S.A., provides for an increased amount of up to $79.85 million.

                                  EXHIBIT INDEX

99.1   Loan Agreement with Fortis Bank N.V./S.A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 6, 2006

                            STEALTHGAS INC.

                            By: /s/ Andrew J. Simmons
                                Andrew J. Simmons
                                Chief Financial Officer, Secretary and Treasurer